                                                                EXHIBIT 99


                  [Letterhead of Physican's Health Services]
                                                                    NEWS RELEASE


                FIRST QUARTER RESULTS SHOW IMPROVED FINANCIAL
               PERFORMANCE FOR PHYSICIANS HEALTH SERVICES, INC.


FOR IMMEDIATE RELEASE            CONTACT:  ALICE FERREIRA
                                           DIRECTOR, PUBLIC AFFAIRS
                                           (203) 225-8836
                                 E-MAIL: aferreira@phshmo.com


SHELTON, CT., MAY 8, 1997 - Physicians Health Services, Inc. (NASDAQ:
PHSV)(PHS) today released first quarter results that showed strong gains in total enrollment and premium revenues and a sharp improvement in the Company's financial performance, with the first quarter reflecting a profit after three consecutive quarters of losses.

     Premium revenues for the quarter totaled $149,253,000, which represents a 33.5% increase over the $111,820,000 in premium revenues reported for the first quarter of 1996. Net income for the quarter was $646,000 or $.07 per share, compared to net income of $866,000 or $.09 per share reported for the same quarter of 1996.

     "These results reflect the strong demand for PHS's quality health care services as well as the success of several business initiatives that were implemented in 1996 to deal with the increased costs associated with serving a larger enrollment," said PHS President Robert L. Natt.

Natt said the "corrective steps" taken by the company in 1996 included renegotiating more favorable contracts with providers, increasing the number of medical directors on the Company's medical management team, and expanding the Company's staff of Registered Nurses. PHS also added a 24-hour nurse advice and triage service called CareWise to direct members to the most appropriate level of care.

                                    --MORE--

2-2-2-2 PHS REPORTS STRONG FIRST QUARTER 1997 RESULTS

     In a separate news release, Foundation Health Systems, Inc. (NYSE:FHS) announced that it had entered into a definitive agreement to purchase PHS for $29.25 per share. The transaction is subject to certain closing conditions, including receipt of regulatory approvals and entering into certain agreements with The Guardian.

     Natt said the acquisition will make PHS part of a national health care plan with more than 880,000 members in the New York tri-state market.

     "This acquisition will allow us to continue our marketing and enrollment momentum, build an even stronger presence in the markets we now serve, and expand into new markets that offer us great potential for the future, " Natt said.

     FHS expects that Mr. Natt and Paul M. Philpott, currently senior vice president and chief marketing officer for PHS will continue to run PHS and direct FHS's operations in the Greater New York area.

     The announcement came as PHS reported that total enrollment at the end of the first quarter was 441,335, a 37.6% increase over the same quarter in 1996. A breakdown of PHS products at the end of the quarter showed 196,810 members were enrolled in PHS's proprietary commercial products; 138,107 members were enrolled through Healthcare Solutions, PHS's joint venture with The Guardian Life Insurance Company of America; 24,270 members were enrolled in PHS's Medicaid programs; and 13,525 members were enrolled in PHS's Medicare programs.

Additionally, 68,623 members were enrolled in PHS's ASO programs.

                                   ---MORE---

3-3-3-3 PHS REPORTS STRONG FIRST QUARTER 1997 RESULTS

     During the first quarter, the Company's overall Medical Loss Ratio was 86.2%, compared with the 85.3% Medical Loss Ratio reported in the same quarter in 1996. Hospital bed days for the first quarter of 1997 were 258 per thousand members compared with 288 per thousand members for the first quarter of 1996.

     Physicians Health Services Inc., is a full-service health plan serving 441,335 members in Connecticut, New York, and New Jersey. With over 30,000 providers in its New York tri-state network, PHS is one of only a few health plans to receive full, three-year accreditation from the National Committee for Quality Assurance (NCQA). According to a recent nationwide study published by U.S. News and World Report, PHS received the highest rating of any health plan serving the New York metropolitan area market. PHS was also rated the top health plan in New York and Connecticut in a 1996 survey of patients, employers, and providers conducted by the health care consulting firm, Watson Wyatt Worldwide. Additional information about PHS is available on the Internet at http://www.phshmo.com.
                                     # # #

EDITOR'S NOTE: A separate news release on FHS's acquisition of PHS is being distributed by FHS (NYSE: FHS). For additional information, contact David Olson at (818) 719-6978 , dolson@hsintl.com.

              PHYSICIANS HEALTH SERVICES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (Unaudited)



                                                                         Three Months Ended
                                                                              March 31,
                                                                 --------------------------------
                                                                      1997                1996
                                                                 --------------------------------
        REVENUES:
          Premiums                                                    $149,253           $111,820
          Investment and Other Income                                    1,805              1,666
                                                                      --------           --------
                                                                       151,058            113,486

        COSTS AND EXPENSES:
          Hospital Services                                             49,060             39,655
          Physicians and Related Health Care Services                   62,019             40,938
          Other Health Care Services                                    16,080             10,719
          Indemnity Costs                                                   --              2,633
                                                                      --------           --------
          Total Health Care Costs                                      127,159             93,945
                                                                      --------           --------

          Selling, General and Administrative Expenses                  22,874             18,322

                                                                      --------           --------
                                                                       150,032            112,266
                                                                      --------           --------

       Income Before Income Taxes                                        1,026              1,220
       Income Tax Expense                                                  380                354
                                                                      --------           --------
       NET INCOME                                                     $    646                866
                                                                      ========           ========

       Net Income Per Common Share                                   $    0.07           $   0.09
                                                                     =========           ========
       Weighted Average Number of Common
       Shares and Common Stock Equivalents Outstanding                   9,376              9,536
                                                                     =========           ========
       Operating Statistics:

          Enrollment (end of period)                                   441,335            320,660
          Annualized Hospital Days Per Thousand (1)                        258                288
          Medical Loss Ratio (2)                                          86.2%              85.3%

(1) For commercial products only. Excludes all government products.
(2) Health care expenses as a percentage of premium revenues excluding self-funded revenues.

               PHYSICIANS HEALTH SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                              March 31,  December 31,
                                                1997        1996
                                              ---------  ------------
ASSETS:
------
   Cash & Marketable Securities                $115,898     $ 98,329
   Accounts Receivable                           74,143       69,309
   Other Current Assets                           1,085        1,554
                                               --------     --------
       Current Assets                           191,126      169,192
                                               --------     --------
   Property, Plant & Equipment, Net              68,307       67,046
   Other Assets                                  13,537       13,658
                                               --------     --------
       Noncurrent Assets                         81,844       80,704
                                               --------     --------
TOTAL ASSETS                                   $272,970     $249,896
                                               ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

   Accrued Expenses & Payables                 $146,595     $124,690
   Unearned Premiums                             28,688       27,757
                                               --------     --------
        Current Liabilities                     175,283      152,447
   Other Liabilities                              1,132        1,162
                                               --------     --------
   Total Liabilities                            176,415      153,609
   Stockholders' Equity                          96,555       96,287
                                               --------     --------
Total Liabilities and Stockholders' Equity     $272,970     $249,896
                                               ========     ========


               PHYSICIANS HEALTH SERVICES, INC, AND SUBSIDIARIES
                       CONSOLIDATED MEMBERSHIP STATISTICS
                        HEALTH PLAN MEMBERS BY PLAN TYPE

                                3/31/97  3/31/96  12/31/96
                                -------  -------  --------
INSURED

    COMMERCIAL                  196,810  158,330   184,779
    HEALTHCARE SOLUTIONS        138,107   66,378   112,566
    MEDICARE                     13,525    9,893    11,548
    MEDICAID                     24,270   16,656    23,470
                                -------  -------  --------
TOTAL INSURED                   372,712  251,257   332,363
                                -------  -------  --------

ADMINISTRATIVE SERVICES ONLY     68,623   69,403    67,658
                                -------  -------  --------
TOTAL MEMBERS                   441,335  320,660   400,021
                                =======  =======  ========